

10030484

PUBLIC

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 52511

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 04/01/05 (MM/DD/YY) AND ENDING 03/31/06 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: LETSGOTRADE, INC. DBA CHOICETRADE

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

197 STATE ROUTE 18 - SUITE 3000
(No. and Street)

EAST BRUNSWICK (City) NEW JERSEY (State) 08816 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

RONALD BUCKNER 732-214-2645
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

RAVI VENKATARAMAN, CPA.
(Name – *if individual, state last, first, middle name*)

14 COURTSIDE LANE (Address) PRINCETON (City) NEW JERSEY (State) 08540 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

3/14/11 3/16

OATH OR AFFIRMATION

I, Ronald H. Buckner, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of LETSGOTRADE INC DBA CHOICETRADE, as of NOVEMBER 30, 20 10, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:


FANNIE L CHEN-ORROS
NOTARY PUBLIC
STATE OF NEW JERSEY
MY COMMISSION EXPIRES APRIL 25, 2012
I.D.# 2200746

Signature

CFO

Title

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

LetsGoTrade, Inc
STATEMENT OF FINANCIAL CONDITION

	March 31, 2006	March 31, 2005
ASSETS		
Current Assets:		
Cash	$63,711	$72,508
Clearing Firm Accounts	90,066	129,653
Other Receivables	12,908	18,646
Prepaid Expenses (Note 2)	6,341	6,104
Other Current Assets	562,195	498,758
Total Current Assets	735,221	725,669
Property and Equipment,		
Net of Accumulated Depreciation of $81,011 in 2006 and $ 81,011 in 2005 (Note 1,3)	0	0
Total Property and Equipment	0	0
Other Assets:		
Security Deposits (Note 4)	1,648	1,587
Total Other Assets	1,648	1,587
TOTAL ASSETS	$736,869	$727,256
LIABILITIES AND STOCKHOLDERS' EQUITY		
Current Liabilities:		
Accounts Payable	$23,985	$51,672
Accrued expenses	3,250	8,250
Other Current Liabilities (Note 8)	20,000	26,500
Total Current Liabilities	47,235	86,422
Stockholders' Equity:		
Common Stock (Note 6,7,10)	234,678	55,882
Preferred Stock (Note 10)	20	0
Additional paid - in capital	1,801,019	1,896,495
Retained Earnings	(1,346,083)	(1,311,543)
Total Stockholders' Equity	689,634	640,834
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$736,869	$727,256

The Notes to financial statements are an integral part of this statement